

Mail Stop 0306

February 4, 2005

<u>Via Facsimile and U.S. Mail</u>

Mr. Jay C. Leatherman, Jr.
Chief Financial Officer
Avitar, Inc.
65 Dan Road
Canton, MA 02021

Re: Avitar, Inc.
     Form 10-KSB for the fiscal year ended September 30, 2004
     SEC File No. 1-15695

Dear Mr. Leatherman:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended September 30, 2004

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations

1.   Please expand to also address factors responsible for decreased sales of foam products.

2.   Under costs of sales, please expand to quantify the benefit to gross margin from reduced labor and facilities costs. In general, when you cite more than one factor in explaining a significant change in a financial statement item, the amounts of the individual factors cited, including offsetting factors, should be separately quantified unless it is unpractical to do so. Please apply this comment throughout MD&A.

3.   You attribute a portion of the inventory impairment charge in fiscal 2003 to "product replacements." Please expand to clarify the underlying nature of and reasons for this expense. Also provide reasonably detailed disclosure about why such a significant amount of inventory expired unused. In general, MD&A should provide reasonably clear and detailed analysis of factors responsible for changes in financial statement items.

4.   With respect to the costs incurred for product replacement, if you have potential obligations to "replace" expired product, MD&A and/or the notes to financial statements should include disclosure about the nature and extent of the underlying contingency. Please expand. As well, if you have any obligation to "replace" expired inventory held by customers, tell us how that obligation is considered in your revenue recognition practices.

5.   You attribute material changes in both revenues and expenses to reductions in employment, rent, facilities and other expenses, all arising from cost control efforts initiated in 2003. Accordingly, MD&A should provide reasonably detailed and specific discussion of the actions you undertook to achieve the cited reductions. Please expand. As relevant, you should also make any disclosures required by SAB Topic 5-P.

6.   With respect to the cost reductions, tell us why you should not make financial statement disclosure pursuant to FAS 146.

7.   Under SG&A you cite various items of increased expense offsetting the decreases from the expense control initiatives. Please expand to also identify and describe reasons for these increases. In general, MD&A should identify, quantify and describe reasons for factors cited as responsible for changes in financial statement items.

8.   You attribute reduced revenues in fiscal 2004 to a reduced sales staff. In light of decreased sales and related staff, disclose why sales and marketing expense increased by over $300,000 in fiscal 2004.

9.   You disclose that SG&A was reduced by a $242,000 reduction to accrued royalties. In a supplemental response, fully describe the nature and terms of the underlying arrangement and the basis for the accrual. Also tell us why you reduced the accrual and support that the reduction is appropriate. In light of the significance of the amount involved, your disclosure about the liability and the reduction in 2004 should be more detailed and specific. Please expand. Note that we may have further comment on disclosure once we better understand the nature of the liability and the rationale for the reduction recorded in fiscal 2004.

Financial Condition and Liquidity

10.   We see that the discussion of cash flows from operating activities is primarily a list derived from the indirect method cash flow statement. The discussion of operating cash flows should provide an analysis of the sources and uses of operating resources, including discussion of the underlying drivers of operating cash flows. Please note that the form of the cash flow statement should not drive the substance of the analysis and that it is not sufficient to merely recite the line items from the cash flow statement. Please expand. For guidance refer to FR-72.

11.   As a related matter, to the extent your revised discussion cites changes in components of working capital in explaining changes in cash flows from operations, please expand to also identify and explain the reasons for the changes.

12.   In light of the decreased sales in 2004, you should also make reasonably detailed disclosure about why receivables increased from their September 2003 amounts. In general, you should provide appropriate disclosure when changes in inventories and receivables are not consistent with changes in revenues. Please expand.

13.   We see that AMEX accepted your listing standards compliance plan on March 17, 2004. Please make some disclosure about how your operating results for fiscal 2004 compared to the plan accepted by AMEX. Please also make some disclosure about the potential implications for investors if you are delisted from the AMEX.

Critical Accounting Policies

14.   Critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie your key accounting principles. That information should generally expand upon and not merely repeat your basic accounting policies. The revenue recognition discussion does not achieve the objectives of the disclosure since it is essentially a factual statement of the basic policy. Please expand your disclosure to

discuss the complex estimates and judgments associated with your revenue practices as well as the susceptibility of those estimate and judgments to change. Refer to Exchange Act release 34-48960 and FR-60 for further guidance.

Item 8A. Controls and Procedures

15. We note your statement that your chief executive officer and chief financial officer "have concluded...[your] disclosure controls and procedures in place are <u>adequate</u> to ensure material information and other information requiring disclosure is identified and communicated on a timely basis." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are <u>effective</u>.

    a. Please revise to address your officers' conclusions regarding the effectiveness of the design of your disclosure controls and procedures to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

    b. Revise to also disclose your officers conclusion as to effectiveness of your disclosure controls and procedures to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

    c. Your revised disclosure should state in clear and unqualified language, the conclusions reached on each of the above items.

    d. See Exchange Act Rule 13a-15(e).

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventories

16. In light of the significant inventory charge in fiscal 2003, please expand to provide more specific disclosure about how you assess inventory for potential impairment. Those disclosures should clarify how your procedures facilitate timely identification of impairment, including impairment resulting from expired product.

Long-lived Assets

17. Please make disclosure about how you apply the requirements of FAS 144. In describing your policies and practices, it is not sufficient to merely identify the literature applied.

Note 6. Goodwill

18.   You disclose that goodwill from the USDTL acquisition "was determined to be impaired
by an independent valuation." Accordingly, you should revise the Form S-3 filed
January 10, 2005 to identify the valuation firm under "Experts" and to include their
consent in the registration statement.

Alternatively, revise the Form 10-KSB to delete the reference to the valuation expert.
We will not object if you wish to state in revised disclosure that management considered
a number of factors, including an independent valuation; however, you should make
disclosure that management is primarily responsible for the valuation. The existing
disclosure about the underlying valuation approach should be retained in any revised
filing.

*   *   *   *

As appropriate, please amend your Form 10-KSB and respond to these comments within
10 business days or tell us when you will provide us with a response. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested supplemental information. Detailed cover letters greatly facilitate our review. Please
file your cover letter on EDGAR. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require. Since the company and its management are in possession of all facts relating to a
company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings
  reviewed by the staff do not foreclose the Commission from taking any action with
  respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

CF1-00010046

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Cindy Dalton, Staff Accountant, at (202) 824-5308 or me at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 942-1791.

Sincerely,



Gary Todd
Reviewing Accountant

CF1-00010047